

November 13, 2012

Via Email
Mr. Joseph M. Busky
Chief Financial Officer
InnerWorkings, Inc.
600 West Chicago Avenue, Suite 750
Chicago, Illinois 60654

> **Re:** **InnerWorkings, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 7, 2012**
> **Form 10-Q for the quarter ended September 30, 2012**
> **Filed August 9, 2012**
> **File No. 000-52170**

Dear Mr. Busky:

We have reviewed your response letter dated November 7, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated), and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements, page 28
Notes to Consolidated Financial Statements, page 36
2. Summary of Significant Accounting Policies, page 36
Revenue Recognition, page 36

1. We note your response to our prior comment number four. Please revise your current disclosure to provide a summary of your revenue recognition treatment with respect to service revenues and your accounting treatment for multiple element arrangements. Your revised disclosure may indicate that services revenues have not been material to overall

revenues to date. To the extent service revenues become material in future periods your revenue recognition footnote should be expanded accordingly.

3. Acquisitions, page 40
Production Graphics, page 40

2. We note your footnote presentation of the supplemental pro forma information required by ASC 805-10-50-2 as it relates to the acquisition of Productions Graphics. Please revise your footnote to also disclose the nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.

Other 2011 Acquisitions, page 41

3. We also note from your disclosures that during 2011 you made eight other acquisitions including a Latin American business and other domestic companies, none of which you indicate were individually material. However, it appears that based upon their contribution to total revenues and net income for fiscal 2011 of 10% and 18%, respectively, they are material in the aggregate. In this regard, you are required to disclose the information required by paragraphs 2e-2h of ASC Topic 805-10-50. Please revise your notes to the consolidated financial statements to comply with the disclosure requirements or advise us of why you believe you are not required to do so citing the relevant technical guidance used in your determination.

4. Furthermore, please revise your disclosure to comply with all the disclosure requirements of ASC Topic 805-30-50-1.

Form 10-Q for the quarter ended September 30, 2012

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6
8. Commitments and Contingencies, page 14

5. Reference is made to your disclosure involving the tax dispute with HMRC. Please describe for us the factors evaluated by management in determining the more likely than not recognition threshold had been met pursuant to ASC 740-10-25 with respect to the tax position related to U.K. VAT, and tell us why management believes the amount of £2,316,008 paid during the quarter ended September 30, 2012 is fully recoverable in light of the independent review with HMRC and the assessment has been upheld.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief